A Second Independent Proxy Advisor Supports Taseko and Recommends
Shareholders Vote the YELLOW Proxy AGAINST The Dissident

April 25, 2016, Vancouver, BC –Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) announced today that a second independent proxy advisory firm, Institutional Shareholder Services Inc. (“ISS”), has recommended that Taseko shareholders vote the YELLOW proxy AGAINST all proposals made by Raging River Capital LLC (“RRC”).

ISS’ endorsement follows a report by another third-party proxy advisor, Glass Lewis & Co., that also supported Taseko and recommended shareholders vote against RRC, which Taseko disclosed in a news release on April 21, 2016.

ISS is an independent corporate governance and proxy advisory firm that provides proxy voting recommendations to institutional shareholders. The independent recommendations of ISS are intended to assist shareholders in making choices regarding proxy voting decisions. ISS made its recommendation after carefully reviewing the facts and arguments made by Taseko and the dissident, RRC.

“In supporting Taseko, both independent proxy advisory firms, ISS and Glass Lewis, have commented on RRC’s conflicts of interests and questioned RRC’s intentions and analysis,” said Linda Thorstad, Chair of Taseko’s Special Committee. “We encourage shareholders to follow the advice of both third-party proxy advisors, which have come out resoundingly in favour of Taseko and against RRC.”

In recommending that its clients vote AGAINST all proposals made by RRC, ISS* concluded, “On balance, upon thorough review of the claims from both the dissident and management… the dissident has not made a compelling case for change, and therefore a vote AGAINST this resolution is warranted.”

Contradicting RRC’s claims, ISS determined that Taseko’s total shareholder return was generally aligned with peers, executive compensation was not misaligned and operating performance was generally stable, “especially taking into account the drop of the copper price since 2011.” ISS also provided the following commentary on RRC’s Golden Leashes, RRCs conflict of interest as a bondholder, and RRC’s arguments about Taseko’s relationship with Hunter Dickinson Inc. (“HDI”):

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RRC’s Golden Leashes linked to the performance of Taseko’s bonds and shares raise “concerns which may lead to conflicts of interest among dissident directors once elected and call into question their ability to satisfy their fiduciary duties.…Such arrangement may incentivize the dissident nominees, once elected, to pursue strategic alternatives which may be in better interest of bondholders or promote a focus on short term results at the expense of long-term shareholders.”

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“The dissident may be incentivized to liquidate Taseko assets perhaps not at an optimal timing to temporarily boost the company's cash position in order to facilitate the company to repurchase bonds or to hasten repayment of the bonds at par, which may not be necessarily in the best interest of long-term shareholders.”

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“The average of the company's fees paid related to HDI services over its total operating expenses from 2011-2015 accounts only for 1.18%, which does not appear to be a major source that would drive up the company's costs as a whole.”

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“Upon review of the one acquisition transaction of Curis which was deemed a HDI-related party transaction questioned by the dissident, there do not appear to be major significantly noted governance concerns in terms of the transaction process in light of the following:

o	The three HDI directors abstained from the decision-making and a special committee of independent directors was appointed to oversee the acquisition.
o	There was an independent fairness opinion with respect to the transaction.
o	The consideration paid by Taseko to Curis was slightly below the midpoint of the valuation range in the formal valuation provided by Deloitte LLP, which was engaged by Curis' special committee.”

Accordingly, ISS recommends that shareholders use Taseko’s YELLOW proxy card to vote:

•	AGAINST RRC’s proposal to remove Taseko’s directors, Russ Hallbauer, Ron Thiessen and Robert Dickinson as directors
•	AGAINST RRC’s resolution to fix the Board at nine and elect four RRC Nominees
•	AGAINST RRC’s alternative proposal to fix the board side at 12 directors
•	WITHHOLD on the four RRC Nominees

*Permission to quote from the ISS report was neither sought nor obtained

Vote the Yellow Proxy Today

Taseko believes shareholders should follow the ISS and Glass Lewis recommendations and vote the YELLOW proxy immediately. While Taseko believes it has the support of most shareholders, every vote will count and if the Dissident Nominees are elected, the value of your investment will be at risk. Even if a shareholder previously voted a blue proxy, a later-dated YELLOW proxy will cancel the earlier vote.

Taseko encourages shareholders to read the proxy contest related materials to understand the main reasons to support directors Russ Hallbauer, Ron Thiessen and Robert Dickinson. Shareholder materials are available at www.tasekomines.com/proxycontest and on SEDAR, www.sedar.com.

The proxy voting deadline is 10 am (Pacific Time) on May 6, 2016. Shareholders with questions about voting their shares should call Laurel Hill Advisory Group at 1-877-452-7184 (toll free) or by email at assistance@laurelhill.com. The Meeting will be held at The Pinnacle Hotel, 138 Victory Ship Way, North Vancouver, British Columbia, on May 10, 2016, at 10:00 a.m. local time.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President and CEO

About Taseko

Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.